DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
BBT Checking 2043	0.00
Bill.com Money Out Clearing	501.10
Cash - BB&T Operating (2644)	0.00
Cash - Petty Cash	300.00
First National 7964 - OPERATING	0.00
FVC Bank Op Acct	98,182.98
Paylocity PR Clearing	0.00
Paypal	1,153.90
Revere Bank	0.00
Sandy Spring Bank	9,240.54
Wells Fargo 3395	749.26
Total Bank Accounts	**$110,127.78**
Accounts Receivable	
Accounts Receivable	66,492.29
Total Accounts Receivable	**$66,492.29**
Other Current Assets	
Class B Member DIT	0.00
DC Estimated Tax Payments	0.00
Deposit on Equipment Not In Service	0.00
Due from Greg and Monte Skall	0.00
Due from Member-B Skall	2,487.50
Due from Premium DC	0.00
Employee Advance	41,386.42
Inventory	0.00
Ekos Merchandise	28,754.78
Finished Goods	0.00
Kegged	4,856.48
Packaged	91,593.01
Total Finished Goods	**96,449.49**
Ingredients	274,158.73
Other	0.00
Packaging	357,452.51
Taproom Merchandise	22,875.45
WIP	63,047.93

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Total Inventory	**842,738.89**
Prepaid Expenses	1,100.00
Prepaid General Liability Ins	0.00
Prepaid Hops	17,174.73
Prepaid Insurance	787.56
Prepaid Legal	0.00
Prepaid Rent	0.00
Prepaid Taxes	2,748.98
Total Prepaid Expenses	**21,811.27**
Undeposited Funds	15,692.33
Total Other Current Assets	**$924,116.41**
Total Current Assets	**$1,100,736.48**
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,553,749.34
Capital Lease	262,752.69
Computer and Related	71,220.61
Furniture and Equipment	3,323,067.74
Leasehold Improvements	1,192,921.99
Total FF&E	**1,296,213.69**
Vehicle	0.00
Total Fixed Assets	**$1,296,213.69**
Other Assets	
Accumulated Amortization	-41,608.78
BB&T CD for LOC	0.00
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	91,166.76
IBA Investment	2,159.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	4,558.30
Total Other Assets	**$2,034,216.61**
TOTAL ASSETS	**$4,431,166.78**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	341,410.05
Total Accounts Payable	**$341,410.05**
Credit Cards	
BB&T Visa Main	0.00
Chase CC	68,024.62
FNB Credit Card	0.00
Wells Fargo Credit Card	0.00
Total Credit Cards	**$68,024.62**
Other Current Liabilities	
Accrued Exp - Accounting	0.00
Accrued Exp - Due to Landl	0.00
Accrued Exp - Excise/Sales Tax	0.00
Accrued Exp - Gas	0.00
Accrued Exp - Health Insurance	0.00
Accrued Exp - Legal	0.00
Accrued Exp - Power	0.00
Accrued Exp - Rent COVID Deferral	180,110.00
Accrued Exp - Trash Remova	0.00
Accrued Exp - Water	40,197.29
DC Treasury Office Payable	3,708.00
Sales Tax Payable	0.00
Virginia Sales Tax Payable	51.10
Total DC Treasury Office Payable	**3,759.10**
DC Treasury Office1 Payable	0.00
Sales Tax Payable	0.00

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Total DC Treasury Office1 Payable	**0.00**
Event Deposit	13,450.00
Gift Cards	0.00
Keg Deposit	82,739.64
Member Loans	
Member Loan - Brandon Skall	0.00
Member Loan - Greg Skall	0.00
Member Loan - Jeff Hancock	0.00
Member Loan - Jim McWhorter	0.00
Member Loan - Tom Joyner	0.00
Total Member Loans	**0.00**
Non-Inventory Accrual	0.00
Payroll Liabilities	0.00
Accrued Payroll	16,651.51
DC Income Tax W/H	0.00
DC Unemployment Insurance	0.00
Employee Reimbursement Due	0.00
Federal Income Tax Payable	0.00
Health Insurance Payable	0.00
MD Income Tax WH	0.00
Pre-tax Commuter Benefit	0.00
Pre-tax Commuter Benefit {354}	0.00
SIMPLE IRA Liability	0.00
SS & MCare - EE	0.00
Tip Liability	0.00
VA Income Tax W/H	0.00
Total Payroll Liabilities	**16,651.51**
Sales Tax Accrual	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
Total Sales Tax Agency Payable	**0.00**
Sales Tax Payableq	0.00
Square Gift Card	5,103.38
Square Gift Cards	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$342,010.92**
Total Current Liabilities	**$751,445.59**

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Long-Term Liabilities	
EIDL	149,900.00
eLease for Quadrel Labeling System	11,845.70
FNB Loan 0115	0.00
FNB Loan 3035	0.00
FNB Loan 3400	0.00
FNB Loan 5305	0.00
FNB Loan 5420	0.00
FNB Loan 7810	0.00
FNB RLOC 5300	0.00
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	2,078,457.07
N/P BB&T #0003	0.00
N/P BB&T #0004	0.00
N/P HYG Financial Forklift Lease	0.00
N/P Industrial Investors	0.00
N/P Navitas - Hach UV Spectrophotometer	0.00
One Degree Cap - 30 Steam Boil	0.00
One Degree Cap - 6-60 Barrel	0.00
One Degree Cap - Target Cool	0.00
PPP Loan	223,700.00
Shareholder Loan - Hancock	0.00
Shareholder Loan - Skall	0.00
Total Long-Term Liabilities	**$2,466,905.17**
Total Liabilities	**$3,218,350.76**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
Brandon Skall	0.00
DC Brau Holdings, LLC	-426,482.40
Hancock Draw	0.00
Jeff Hancock	0.00
Skall Draw	0.00
Total General Partner	**-426,482.40**

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Limited Partner	
Anvar, Artin	0.00
Beasley, George	27,222.79
Berger, Richard	8,496.85
Cuervo, Raul	412.42
DC Brau Holdings II LLC	30,420.00
DC Brau SP LLC	2,515.10
Fagnan, Jeff	5,430.48
Fogel, Dick	0.00
Fortunato, Vince	0.00
Gamarian, Kevork	80,814.18
Garchik Universal LTD	11,673.39
Gould, Jason	52,000.83
Gray, Burton	74,058.41
Harvey, Chris	31,854.23
Hoffstein, Ben	0.60
Joyner, Tom	30,767.53
Kraus, Steve	0.15
Malhotra, Brij and Avita	0.00
McWhorters, Jim	-0.39
Ostrow, Ken	0.15
Roemer, Alan	78,107.87
Rutner, Alan	0.00
Rutner, Andrew	0.00
Schacknies, Fred	0.00
Schacknies, Mark	0.00
Skall, Gregg and Monte	5,702.70
Sparks, Joe	0.00
Sparks, Olevia	4,421.23
Thorp, Mark	10,429.60
Total Limited Partner	**454,328.12**
Other equity	0.00
Retained Earnings	0.00
Net Income	-675,113.40
Total Equity	**$1,212,816.02**
TOTAL LIABILITIES AND EQUITY	**$4,431,166.78**